UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amlyin Pharmaceuticals, LLC

File No. 000-19700 - CF#30184

Bristol-Myers Squibb Company (successor to Amylin Pharmaceuticals, LLC) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information that Amylin Pharmaceuticals, LLC excluded from the Exhibits to a Form 10-K filed on March 12, 2004 and a Form 10-Q filed on November 8, 2010.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.49	10-K	March 12, 2004	through December 23, 2018
10.2	10-Q	November 8, 2010	through December 23, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary